SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Terran Orbital Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88105P103
(CUSIP Number)

March 25, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105P103
1	NAMES OF REPORTING PERSONS

Lockheed Martin Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
			(a)	☐
			(b)	☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,168,892[1]

	6	SHARED VOTING POWER
12,556,991

	7	SOLE DISPOSITIVE POWER
2,168,892[1]

	8	SHARED DISPOSITIVE POWER
12,556,991

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,725,883

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.6%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1    Includes 1,381,951 shares issuable upon exercise of warrants.
2    The percentage used herein and in the rest of this Schedule 13G is calculated based upon 137,295,455 shares of common stock outstanding as of March 25, 2022, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2022.

CUSIP No. 88105P103
1	NAMES OF REPORTING PERSONS

Astrolink International LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
			(a)	☐
			(b)	☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
12,556,991

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
12,556,991

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,556,991

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.1%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1
The percentage used herein and in the rest of this Schedule 13G is calculated based upon 137,295,455 shares of common stock outstanding as of March 25, 2022, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2022.

Item 1(a)	Name of Issuer:

The name of the issuer is Terran Orbital Corporation.

Item 1(b)	Address of Issuer's Principal Executive Offices:

The issuer's principal executive office is located at 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of Lockheed Martin Corporation (“LMC”) and Astrolink International LLC ("Astrolink" and together with LMC, the "Reporting Persons"). Astrolink is an indirect wholly owned subsidiary of LMC.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 31, 2022, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act").

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of LMC and Astrolink is 6801 Rockledge Drive, Bethesda, MD 20817.

Item 2(c)	Citizenship:

LMC is organized under the laws of the state of Maryland. Astrolink is organized under the laws of the state of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

88105P103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f) ☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) ☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) ☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4	Ownership:

(a)	Amount beneficially owned: See row 9 of cover page for each Reporting Person

(b)	Percent of class: See row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: See row 5 of cover page for each Reporting Person

	(ii)	Shared power to vote or direct the vote: See row 6 of cover page for each Reporting Person

	(iii)	Sole power to dispose or direct the disposition: See row 7 of cover page for each Reporting Person

	(iv)	Shared power to dispose or direct the disposition: See row 8 of cover page for each Reporting Person

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: March 31, 2022

Lockheed Martin Corporation

By:	/s/ Brian P. Colan
Name:	Brian P. Colan
Title:	Vice President and Controller

Astrolink International LLC

By:	/s/ Kerri R. Morey
Name:	Kerri R. Morey
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated March 31, 2022.

Exhibit 99.1
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G
The undersigned hereby agree as follows:

(i)Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)     Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: March 31, 2022

Lockheed Martin Corporation

By:	/s/ Brian P. Colan
Name:	Brian P. Colan
Title:	Vice President and Controller

Astrolink International LLC

By:	/s/ Kerri R. Morey
Name:	Kerri R. Morey
Title:	Vice President and Secretary